Consent of Independent Registered Public Accounting Firm

The Board of Directors
Growblox Sciences, Inc., fka Signature Exploration and Production Corp.

I consent to the incorporation by reference in the Form S1 of Growblox Sciences, Inc. of my report dated June 27, 2014, with respect to the balance sheets of Growblox Sciences, Inc. (the “Company”) as of March 31, 2014, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the year then ended, which report expresses a qualified opinion and includes an explanatory paragraph relating to substantial doubt as to the Company’s ability to continue as a going concern.

/s/ L J Sullivan Certified Public Accountant, LLC

Miami Beach, Florida
July 25, 2014